Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Olympus Pacific Minerals Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia**, **Alberta**, **Ontario** have been issued for the **Short Form Prospectus** of the above Issuer dated **July 24th, 2007**.

DATED at Toronto this 25th day of July, 2007.

Erez Blumberger

Erez Blumberger
Manager, Corporate Finance

SEDAR Project #**1122678**